Exhibit 99.1


                                  SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN




1. Name of company

Cambridge Antibody Technology


2. Name of scheme

Company Share Option Plan


3. Period of return: From 1 April 2003 to 30 September 2003



4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

414,703


5. Number of shares issued/allotted under scheme during period

188,447


6. Balance under scheme not yet issued/allotted at end of period

226,256


7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission



Please confirm total number of shares in issue at the end of the period in order for us to update our records


38,338,320


Contact for queries: Assistant Company Secretary

Address: Cambridge Antibody Technology, Milstein Building, Granta Park CB1 6GH

                             Name: Justin Hoskins

                           Telephone: 01223 471471





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                                  SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

Cambridge Antibody Technology


2. Name of scheme

Share Incentive Plan (formerly All Employee Share Ownership Plan)


3. Period of return: From 1 April 2003 to 30 September 2003



4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme

354,610


5. Number of shares issued/allotted under scheme during period

135,524


6. Balance under scheme not yet issued/allotted at end of period

219,086


7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission



Please confirm total number of shares in issue at the end of the period in order for us to update our records


38,338,320

Contact for queries: Assistant Company Secretary

Address: Cambridge Antibody Technology, Milstein Building, Granta Park CB1 6GH

Name: Justin Hoskins

Telephone: 01223 471471